Exhibit II(1).2

Extraordinary Report

pursuant to Article 24-5.4 of

the Financial Instruments and Exchange Law of Japan

January 14, 2010

Hitachi Maxell, Ltd.

Osaka, Japan

1	Reason for Filing

On January 14, 2010, Hitachi Maxell, Ltd. (“Hitachi Maxell”) decided to implement a share exchange, with Hitachi, Ltd. (“Hitachi”) as the wholly owning parent company in share exchange and Hitachi Maxell as the wholly owned subsidiary in share exchange (the “Share Exchange”), and is therefore filing this Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 6-2 of the Cabinet Office Ordinance Concerning Disclosure of Corporate Affairs, etc. The Share Exchange agreement has yet to be concluded, and the details of the Share Exchange have yet to be determined, so Amendment Report of Extraordinary Securities Report will be submitted when they are finalized.

2	Contents of Report

(1)	Items related to Share Exchange counterparty

1)	Corporate name, head office location, representative, capital, net assets, total assets and businesses

Corporate Name	Hitachi, Ltd.

Head Office	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Name and Title of Representative	Takashi Kawamura, Chairman, President and Chief Executive Officer

Paid-in Capital (As of the date of this filing)	¥408,809 million

Net Assets (As of March 31, 2009)	¥1,049,951 million (Consolidated) ¥664,526 million (Non-consolidated)

Total Assets (As of March 31, 2009)	¥9,403,709 million (Consolidated) ¥3,673,706 million (Non-consolidated)

Description of Businesses	Development, production, sale and service of products related to Information & Telecommunication Systems and Power & Industrial Systems

2)	Revenues, operating income, ordinary income, and net income for past three fiscal years

(Consolidated)

			(Millions of yen)

Years ended March 31	2007	2008	2009
Revenues	10,247,903	11,226,735	10,000,369
Operating income	182,512	345,516	127,146
Ordinary income (loss)	202,338	324,782	(289,871)
Net loss	(32,799)	(58,125)	(787,337)

(Non-consolidated)

			(Millions of yen)

Years ended March 31	2007	2008	2009
Revenues	2,785,115	2,807,269	2,610,055
Operating loss	(66,285)	(74,116)	(32,225)
Ordinary income (loss)	(37,217)	(45,987)	204,714
Net loss	(178,049)	(127,863)	(294,584)

3)	Name and shareholdings of major shareholders

(As of September 30, 2009)

Major Shareholders	Shareholdings to Total Number of Shares Issued (%)
The Master Trust Bank of Japan, Ltd. (Trustee Account)	5.65
NATS CUMCO (Standing proxy: Mizuho Corporate Bank, Ltd.)	4.46
Japan Trustee Services Bank, Ltd. (Trustee Account)	4.05
Hitachi Employees’ Shareholding Association	3.49
Nippon Life Insurance Company	2.91

4)	Capital, personnel, and transaction relationships with the filing company

Capital Relationships:	As of the date of this filing, Hitachi holds 90,553,354 shares of Hitachi Maxell, equivalent to a shareholding of 90.98% (rounded to two decimal places) of the total number of issued shares (percentage as of September 30, 2009).

Personnel Relationships:	One Hitachi director sits on Hitachi Maxell’s Board of Directors.

Transaction Relationships:	Hitachi conducts fund transactions with Hitachi Maxell under the Hitachi Group’s cash pooling system.

(2)	Purpose of the Share Exchange

As outlined in the tender offer registration statement regarding the Tender Offer submitted on August 20, 2009 (the “Tender Offer Registration Statement”), Hitachi conducted the Tender Offer in order to make Hitachi Maxell its wholly owned subsidiary. As a result, as of the date of this filing, Hitachi holds 90,553,354 shares of Hitachi Maxell, which corresponds to 90.98% of Hitachi Maxell’s total issue shares (99,532,133 shares as of September 30, 2009) and 94.27% of the total voting rights of Hitachi Maxell (see note).

As noted in the Tender Offer Registration Statement, Hitachi intends to make Hitachi Maxell its wholly owned subsidiary. In the event Hitachi was unable to acquire all of the issued shares of Hitachi Maxell (exclusive of treasury stock held by Hitachi Maxell) via the Tender Offer, Hitachi intended to make Hitachi Maxell its wholly owned subsidiary by acquiring all the issued shares of Hitachi Maxell (exclusive of Hitachi Maxell shares held by Hitachi) by means of a share exchange, with Hitachi as the wholly owning parent company in share exchange and Hitachi Maxell as the wholly owned subsidiary in share exchange after the Tender Offer. (However, a different method was to be used if, as of a designated record date after settlement of the Tender Offer, U.S. shareholders held more than 10% of Hitachi Maxell’s common stock (calculated as per the U.S. Securities Act of 1933; the same shall apply hereinafter) and Hitachi’s obligation to submit a registration statement based on the U.S. Securities Act of 1933 arises).

As Hitachi was unable to acquire all the issued shares of Hitachi Maxell (exclusive of treasury stock held by Hitachi Maxell) in the Tender Offer, and as of November 16, 2009, a designated record date after settlement of the Tender Offer, U.S. shareholders did not hold more than 10% of Hitachi Maxell’s common stock, Hitachi and Hitachi Maxell have determined that Hitachi Maxell would be made a wholly owned subsidiary of Hitachi via the Share Exchange.

(Note)	Calculated as the 905,533 voting rights corresponding to the Hitachi Maxell shares held by Hitachi as a percentage of the 960,595 total voting rights of Hitachi Maxell. The total number of voting rights of Hitachi Maxell corresponds to 96,059,532 shares; this is obtained by subtracting the 3,472,601 shares of treasury stock held by Hitachi Maxell as of September 30, 2009, from its 99,532,133 shares issued as of the same date. The figures were rounded to two decimal places.

The Hitachi Group, which consists of Hitachi, its subsidiaries and affiliated companies, conducts a wide range of business activities from the development, production and sales of offerings to the provision of relevant services in seven industry segments: Information & Telecommunication Systems; Electronic Devices; Power & Industrial Systems; Digital Media & Consumer Products; High Functional Materials & Components; Logistics, Services & Others; and Financial Services.

In the severe economic environment of the worldwide structural recession that has been continuing since the second half of the previous fiscal year, the Hitachi Group must urgently optimize the allocation of the entire Group’s resources and accelerate the restructuring of the business portfolio to secure a foundation for future growth. The Group policy is to focus on the social innovation business to improve social infrastructure that is supported by highly reliable and efficient information and communication technologies.

To reinforce this social innovation business, the Hitachi Group believes it is necessary to concentrate its business resources on the lithium ion batteries business, which will be a key device of the industry along with motors, invertors and power semiconductors. Hitachi considers that the lithium ion rechargeable batteries business will also be a core device of the social innovation business consisting of information & telecommunication systems business, the power systems business, the environmental, industrial and transport systems businesses, and the social and urban systems businesses and of environment-friendly automotive systems business such as hybrid and electric automobile businesses.

Regarding Hitachi Maxell, Ltd., the dried batteries and magnetic tape divisions of Nitto Electric Industrial Co., Ltd. (currently Nitto Denko Corp.), were set up independently as Maxell Electric Industrial Co., Ltd., which commenced operations in 1961 and became Hitachi’s consolidated subsidiary in 1964, changing its corporate name to Hitachi Maxell, Ltd. Currently, in accordance with the long-term vision of “Breakthrough to New Horizons—challenge of seeking fresh possibilities” set in its medium-term business plan, Hitachi Maxell has been accelerating a change in its business portfolio to improve profitability and to ensure new growth toward the medium-term mission of “Change for Growth.” Specifically, Hitachi Maxell is concentrating its business resources in the priority businesses of “batteries,” “optical components” and “functional materials & components,” each of which has high potential of future growth and profitability. Hitachi Maxell promotes differentiation from competitors by optimizing its proprietary technologies and the development of high-value-added products to these three business areas. At the same time, in its core Information Storage Media business, Hitachi Maxell will pursue higher profitability by introducing new products and reducing costs to restructure businesses.

Hitachi Maxell has been steadily expanding the business related to lithium ion rechargeable batteries, which is the core product line of its batteries business, one of its priority businesses. Specifically, in addition to products for mobile phones, which had been a main business field, Hitachi Maxell aims to expand its batteries business into power tools and electric-supported bicycles fields by developing new cylindrical products and laminated products in addition to conventional prismatic lithium ion rechargeable batteries. In February 2009, to supply electrode materials not only for consumer use but also for use in automobiles and industries, Hitachi Maxell established a new electrode manufacturing plant with high-speed and high-precision coating systems that harness its outstanding proprietary technologies.

The Hitachi Group and Hitachi Maxell have reinforced their collaborations in the lithium ion rechargeable batteries business. For instance, Hitachi and Hitachi Maxell have been using Hitachi’s laboratories to develop consumer-use lithium ion rechargeable batteries.

In 2004, Hitachi Maxell and Hitachi both invested in Hitachi Vehicle Energy, Ltd., which was established by the Hitachi Group and develops and sells lithium ion rechargeable batteries for automobiles. Harnessing Hitachi Maxell’s technological experience accumulated in the development and manufacture of consumer-use compact lithium ion rechargeable batteries, Hitachi and Hitachi Maxell have been collaborating in the research and development of highly reliable and safe lithium ion rechargeable batteries for automobiles and such collaborations have produced significant results in design, development and manufacturing of such products.

As announced in the news release dated April 17, 2009 by Hitachi titled “Promotion of the lithium ion rechargeable batteries business,” the Hitachi Group decided to further reinforce collaborations with Group companies including Hitachi Maxell, Shin-Kobe Electric Machinery Co., Ltd. and Hitachi Vehicle Energy, Ltd., under its business strategy toward overall optimization, to promote a systems business using lithium ion rechargeable batteries and other rechargeable batteries as one of the core businesses. The Hitachi Group aims to strengthen its lithium ion rechargeable batteries related business with high quality and performance such as consumer-use lithium ion rechargeable batteries shipped a cumulative total of 600 million cells without recalled products (for collection and repair) and in-vehicle lithium ion rechargeable batteries promoted as commercialization of pioneering products. Hitachi also established the Battery Systems Division as of April 1, 2009, to integrate the lithium ion rechargeable batteries-related businesses across the Hitachi Group. In addition, the Hitachi Group newly established the Advanced Battery Research Center for R&D of materials for next-generation batteries.

In the business field of rechargeable batteries centering on lithium ion rechargeable batteries, although high growth is expected by the expansion of the market for products in which such batteries are used and their new applications, there is concern over intensifying competition due to an increase of new entrants in the consumer-use products business, among which there is pressure to lower the prices of finished products. There is also the strong public demand for the establishment of a comprehensive global environment and energy saving-related system based on lithium ion rechargeable batteries in the automobile and industrial sectors. Rechargeable batteries including lithium ion rechargeable batteries are essential to make internal-combustion systems electric-driven and for practical application of new energy that replaces fossil fuels. The Hitachi Group must reinforce a system that can flexibly address such customer needs in order to improve its growth and profitability of the Hitachi Group in the lithium ion rechargeable batteries business.

Under such circumstances, since the end of March 2009, Hitachi and Hitachi Maxell have discussed various measures to improve the enterprise value of both companies and concluded that Hitachi’s acquisition of Hitachi Maxell and making it a wholly owned subsidiary to establish a more stable capital relationship would be very beneficial to enhance the enterprise value of Hitachi Maxell as well as of the entire Hitachi Group.

Specifically,

1)	First, Hitachi and Hitachi Maxell believe that both companies can favorably survive the competition in the automobile, industrial sectors and railway vehicles by aggressively combining the lithium ion batteries development capability, mass production technology and other tangible and intangible assets in the lithium ion batteries-related business areas that Hitachi Maxell has acquired in the consumer products field and Hitachi’s system capability and diverse business infrastructure, which are expected to become a reliable part of proposals for system solutions in industrial sectors where future development is expected. By combining all such capabilities and assets, Hitachi and Hitachi Maxell can enhance the development capability of products using lithium ion rechargeable batteries in these fields and accelerate the exploration of new applications. Hitachi and Hitachi Maxell also believe that Hitachi’s system solutions in the industrial sector will significantly differentiate both companies from other consumer product manufacturers that produce lithium ion rechargeable batteries by expanding the lithium ion batteries business that is a key device of the social innovation business along with motors, invertors and power semiconductors and by enhancing solution proposals which is integrated with such lithium-ion rechargeable batteries business and social and industry systems.

2)	Further, concerning research and development, in the markets for in-vehicle products and products for industrial and social infrastructure where future growth is expected, there will be many opportunities to apply Hitachi’s research resources for products and services and it will be relatively easier for collaborations between Hitachi Maxell and Hitachi to lead to tangible results. Both companies expect tighter technological collaborations based on the integrated management of the Hitachi and Hitachi Maxell to generate significant synergies.

3)	In the promising lithium ion batteries business, competitors will also concentrate their business resources in this field. However, Hitachi Maxell’s competitiveness is expected to be substantially improved by reinforcing the capital relationship with Hitachi. Through the integration, Hitachi Maxell will receive further credit, supported by the Hitachi’s sturdy financial base, thereby enabling Hitachi Maxell to make flexible judgments for larger-scale investments.

4)	In addition, by reinforcing the capital relationship between Hitachi Maxell and Hitachi, it will become possible to reduce the investment burden of Hitachi Maxell by sharing manufacturing lines with other Group companies such as Hitachi Vehicle Energy which engages in the manufacture of in-vehicle large-scale lithium ion rechargeable batteries. That will help reinforce the Group wide cost competitiveness too. Optimizing the Hitachi Group’s operating base more than ever, such fundamental advances will become possible.

It is also expected that Hitachi making Hitachi Maxell a wholly owned subsidiary and the establishment of a more stable capital relationship will be beneficial to Hitachi Maxell’s businesses other than the batteries business as well.

Specifically, with regard to computer tapes and video tapes for broadcasting, for which Hitachi Maxell holds high market shares, and storage and broadcasting and telecommunications equipment, on which Hitachi’s Information & Telecommunication Systems Group has been focusing, equipment and media has been developed at separate companies. In the future, however, Hitachi can expect faster product development and the acquisition of more customers through the collaboration between Hitachi Maxell and Hitachi, harnessing each company’s specialties and converging the development resources of both companies. It will also become possible to offer increasingly valuable and optimal solutions to customers. With regard to camera lens and optical pickup lens, which are mainstay products in the optical components business on which Hitachi Maxell is focusing, such as the lens for finger vein authentication systems, monitoring camera systems for crime prevention, in-vehicle cameras and BD/DVD/CD all-compatible drives that the Hitachi Group has commercialized, cooperation from the development stage will make it possible to differentiate them from other companies’ products and reinforce product competitiveness. Furthermore, as for adhesive tapes and adhesion technology in Hitachi Maxell’s Functional Materials & Components business, further reinforcement of competitiveness can be expected in the automobile and electronics fields developed by the Hitachi Group. In the medical field as well, synergies and the exploration of new markets can be expected, with such medical equipment as blood measurement devices and biomaterials and components such as bio-beads for DNA analysis. In addition, by optimizing the “Maxell” brand and sales channel that Hitachi Maxell has nurtured worldwide, significant reinforcement of Hitachi Group’s consumer products sales capability can be expected.

Through reinforcement of the capital relationship between Hitachi and Hitachi Maxell in these ways, integrated business management will help optimize all the businesses conducted by Hitachi Maxell including the “batteries” business, thereby enabling larger-scale and more effective investments compared with utilization of business resources such as for R&D and capital investments conducted solely by Hitachi or Hitachi Maxell.

Hitachi Maxell already affirmed Hitachi intends to reinforce Hitachi Maxell’s businesses, even after making it a wholly owned subsidiary, by not only respecting Hitachi Maxell’s self-initiatives and independence but also paying attention to Hitachi Maxell’s business features and the management that can fully utilize the operational and structural strength.

After making Hitachi Maxell its wholly owned subsidiary, Hitachi will strive for consistent growth of Hitachi Maxell in its priority areas by reinforcing Hitachi Maxell’s R&D capability and productivity through a stronger relationship with the Hitachi Group and the effective use of business resources. Hitachi Maxell has affirmed such intentions. Hitachi Maxell believes that the reinforcement of Hitachi Maxell’s business base and management base by such a strong relationship will lead to the improvement of the enterprise value of Hitachi Maxell and the entire Hitachi Group.

(3)	Share Exchange method, details of allotment related to the Share Exchange and other details of Share Exchange agreement

Under the Share Exchange, Hitachi will be the wholly owning parent company in share exchange and Hitachi Maxell the wholly owned subsidiary in share exchange. The Share Exchange agreement has yet to be concluded, and the details of the Share Exchange have yet to be determined, so Amendment Report of Extraordinary Report will be submitted when they are finalized.

In addition, both companies plan to implement the Share Exchange without obtaining the approval of a General Meeting of Shareholders, with Hitachi using a simplified share exchange (kani kabushiki kokan) procedure pursuant to Article 796, Paragraph 3 of the Companies Act, and Hitachi Maxell using a summary share exchange (ryakushiki kabushiki kokan) procedure pursuant to Article 784, Paragraph 1 of the Companies Act. The effective date of the Share Exchange is yet to be determined but it will be set by around April 2010 at the latest.

The Share Exchange intends to deliver Hitachi shares as consideration for the Hitachi Maxell shares held by Hitachi Maxell’s shareholders other than Hitachi. The share exchange ratio for the Share Exchange will be finally determined upon consultations between Hitachi and Hitachi Maxell. In determining the consideration, which consists of Hitachi shares; provided, however, that if fractional shares less than one (1) share are to be allotted, sales price equivalent to such fractional shares will be distributed, to be received by the shareholders of Hitachi Maxell through the Share Exchange, Hitachi Maxell shares are expected to be evaluated to be equivalent in value to the purchase price for the Hitachi Maxell shares in the Tender Offer (¥1,740 per share).

(4)	Basis of calculation for the details of the allotment related to the Share Exchange

The details of the allotment related to the Share Exchange have yet to be determined, and will be submitted in Amendment Report of Extraordinary Report when they are finalized.

The share exchange ratio for the Share Exchange will be finally determined upon consultations between Hitachi and Hitachi Maxell. In determining the consideration, which consists of Hitachi shares; provided, however, that if fractional shares less than one (1) share are to be allotted, sales price equivalent to such fractional shares will be distributed, to be received by the shareholders of Hitachi Maxell through the Share Exchange, Hitachi Maxell shares are expected to be evaluated to be equivalent in value to the purchase price for the Hitachi Maxell shares in the Tender Offer (¥1,740 per share).

(5)	Corporate name, head office location, representative, capital, net assets, total assets and businesses of wholly owning parent company in share exchange after the Share Exchange

Corporate Name	Hitachi, Ltd.

Head Office	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Name and Title of Representative	Takashi Kawamura, Chairman, President and Chief Executive Officer

Paid-in Capital	To be determined

Net Assets	To be determined (Consolidated) To be determined (Non-consolidated)

Total Assets	To be determined (Consolidated) To be determined (Non-consolidated)

Description of Businesses	Development, production, sale and service of products related to Information & Telecommunication Systems and Power & Industrial Systems